VOCE CAPITAL COMMENTS ON ARGO’S LAST-MINUTE ATTEMPT TO END-RUN THE WILL OF SHAREHOLDERS

Argo’s Vague Commitment to Reduce Board Size By 2022 is a Transparent Entrenchment Maneuver in Reaction to Voce’s Corporate Governance Campaign

Company’s Actions Would Deprive Shareholders of the Opportunity to Vote for New Directors – while Voce has put Forward Five Highly-Qualified Nominees for Election NOW at 2019 Meeting

San Francisco, CA (May 14, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today issued the following statement in response to Argo’s Definitive Additional Materials filing regarding planned changes to the Company’s Board:

“Yesterday, shortly before issuing a press release about the election of Directors at its upcoming 2019 Annual Meeting of Shareholders, Argo also quietly filed an addition to its proxy materials floating the idea of potential future changes to its Board of Directors (the “Board”), whose composition Voce has strongly criticized. In particular, Voce continues to believe that Argo’s controlling ‘Big 5’ Directors – with an average tenure of 18 years, and long-standing ties to CEO Mark E. Watson III – must be replaced with truly independent Directors selected by, and aligned with, all shareholders.

In response to our criticisms, Argo’s whispered assurances that it has ‘expectations that the existing size of the Board (13) will decrease back to 10 members over the next three years’ i.e., 2022, in no way addresses our concerns nor provides the changes required to confront Argo’s immediate needs. We believe this last-minute legerdemain, devoid of any details or even a firm commitment to follow through on it, is designed to mollify shareholders disillusioned by Argo’s poor corporate governance and over-tenured board rather than to confront the changes represented by the proposals and slate Voce has put forward this year. In fact, the Board’s subsequent May 14, 2019 letter to shareholders, issued the very next day, made no mention whatsoever of this concept – further illustrating its lack of credibility.

Here’s what shareholders still don’t know:

▪	Was the Board’s quiet filing required because the Big 5 cut a deal to try to extend its grip on power?

▪	The Board talks about a reduction to 10 members, “as a function of retirement of some Directors and ongoing recruitment of new Directors.” Who will be added and through what process?
▪	Which Directors will retire over the next three years, when and in what order?
▪	Who will replace them?

The absurdity of this deception is magnified by Argo’s staggered Board, which grants Directors three-year terms. If, as Argo now seems to begrudgingly acknowledge, some of its Directors are long in the tooth, why grant them a three-year swan song? Does its ‘refreshment process’ include Francis Sedgwick Browne, aged 76, who is standing for reelection in 2019 at the upcoming meeting? We can’t recall a Director ever maintaining his seat by suggesting, before he’s even been reelected, that he might retire sometime in the future. How about just doing so now instead? Indeed, based on the potential timeline Argo has laid out, the Big 5 Directors targeted for replacement by Voce could all still be on the Board until May 2022 – three years from the upcoming 2019 Annual Meeting! At that time, the average tenure of these Directors would be 21 years.

Moreover, if Argo in fact intends to search for ‘new Directors’ why not select them from the slate of five independent nominees Voce has have put forward so that shareholders can vote on them this year and they can start working now? The only thing shareholders can know for sure from Argo’s ‘refreshment’ pantomime is that the Board, and not shareholders, will decide who leaves and who joins Argo’s Board. This ‘TBD Nominee’ tactic disenfranchises shareholders and is a poor substitute compared to the option of real, certain and immediate change.

As a reminder, Voce has nominated five highly-qualified candidates for election at the upcoming meeting, which ISS found to be ‘slate of credible nominees seemingly well-suited to effect positive change.’1 This means that the choice for shareholders at this year’s Annual Meeting is between the opportunity to elect their own representatives, selected by fellow shareholders, or to blindly trust Argo’s Board. Even in its 11th-hour conversion, once again Argo’s insular and controlling Board has given shareholders no reason to do so.

Voce urges its fellow shareholders to vote on the BLUE proxy card FOR its highly-qualified nominees – Bernard C. Bailey, Charles H. Dangelo, Admiral Kathleen M. Dussault, Carol A. McFate and Nicholas C. Walsh – and FOR its proposals. At an absolute minimum, shareholders should vote on the BLUE proxy card FOR Voce’s five removal proposals, which would immediately retire the Big 5 Directors.

For more information, investors can visit www.Argo-SOS.com.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

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1 Permission to quote ISS was neither sought nor obtained

Additional Information and Where to Find It

Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, and J. Daniel Plants, (collectively, the “Participants”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy on April 12, 2019 to be used in connection with the solicitation of proxies from the members of Argo Group International Holdings, Ltd. (the “Company”). All members of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants and information about the Participants' director nominees. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com